EXHIBIT 99.3

LOCK-UP AGREEMENT

     THIS LOCK-UP AGREEMENT (this “Agreement”), is made and entered into as of January 30, 2003 (the “Effective Date”) by and among 1-800 CONTACTS, INC., a Delaware corporation (the “Company”), CAMELOT VENTURES/CJ, L.L.C. d/b/a LENS 1st, a Michigan limited liability company (“Lens 1st”), LENS EXPRESS LLC, a Michigan limited liability company (“Lens Express”), Dan Gilbert, an individual (“Gilbert”), and David Katzman, an individual (“Katzman”). Lens 1st, Lens Express, Gilbert and Katzman are collectively referred to herein as the “Shareholders.”

RECITALS

     A.     Lens 1st, Lens Express, Gilbert, Katzman and the Company have entered into an Asset Purchase Agreement, dated January 30, 2003 (the “Purchase Agreement”), pursuant to which the Company is purchasing certain of the assets and is assuming certain of the liabilities of Lens 1st and Lens Express (the “Transaction”).

     C.     As partial consideration for the Transaction, the Company will issue 900,000 shares of its $0.01 par value common stock (the “Common Stock”) to Lens 1st and Lens Express (the “Shares”).

     D.     As a condition to the closing of the Transaction, each of the Shareholders is required to enter into a lock-up agreement covering the Shares (collectively, the “Lock-up Shares”).

AGREEMENT

     The parties hereby agree as follows:

     1.     Lock-up. The Shareholders agree that they will not offer, sell or contract to sell, trade, transfer or otherwise dispose of, directly or indirectly (including short sales, sales against the box and/or other hedging or derivative transactions) (collectively, “Transfer”), the Lock-Up Shares for a period of twelve (12) months following the Effective Date (the “Lock-Up Period”), except (1) Transfers with the Company’s prior written consent , (2) Transfers by Lens 1st and/or Lens Express to any of their members (“Members”) who agree in writing to be bound by the terms of this Agreement as a Shareholder as provided in Section 4 below, (3) Transfers to a Member’s immediate family or blood relative (“Relative”) who agree to act through a single representative who agrees in writing to be bound by the terms of this Agreement as a Shareholder as provided in Section 4 below, (4) Transfers to any trust which has as its only beneficiaries one or more Relatives, to the extent any such beneficiaries agree in writing to be bound by the terms of this Agreement as a Shareholder as provided in Section 4 below, (5) Transfers to any entity controlled by one or more Members which agrees in writing to be bound by the terms of this Agreement as a Shareholder as provided in Section 4 below, (6) Transfers by Members, upon death, by will, pursuant to the applicable laws of descent and distribution, by other applicable law, pursuant to the terms of the applicable trust, or by any combination of the foregoing, if the transferee agrees in writing to be bound by the terms of this Agreement as a Shareholder as provided in Section 4 below, and (7) Transfers by bonafide gift if the transferee agrees in writing to be bound by the terms of this Agreement as a Shareholder as provided in Section 4 below. In the event that any of the Shareholders breaches the restrictions on Transfer of the Lock-Up Shares provided herein, the Company, without prejudice to any other right or remedy that the Company might have under the Purchaser Agreement, in law or equity, shall be entitled to receive the total amount of proceeds that such breaching Shareholder received from the Transfer Notwithstanding anything to the contrary set forth above, no Transfer of the Lock-up Shares shall be permitted hereunder until the purchase price adjustment set forth in section 2(d) of the Purchase Agreement shall have occurred.

     2.     Stock Transfer Instructions. In furtherance of the restrictions imposed under this Agreement, the Shareholders hereby authorize the Company and its transfer agent to decline to make any transfer of Lock-up Shares if such transfer would constitute a violation or breach of this Agreement. The Shareholders also agree and consent to the entry of stock transfer instructions with the Company’s transfer agent against the transfer of any Lock-up Shares.

     3.     Stock Legend. The Shareholders agree that all certificates representing all Lock-Up Shares will have endorsed upon them in bold-face type a legend in substantially the following form:

RESTRICTIONS ON THE SALE OR TRANSFER OF THE STOCK REPRESENTED BY THIS CERTIFICATE HAVE BEEN IMPOSED PURSUANT TO A LOCK-UP AGREEMENT DATED JANUARY 30, 2003. A COPY OF THE LOCK-UP AGREEMENT IS ON FILE AT THE PRINCIPAL OFFICE OF 1-800 CONTACTS, INC., A DELAWARE CORPORATION (THE “COMPANY”), AND WILL BE FURNISHED WITHOUT CHARGE TO THE HOLDER OF THIS CERTIFICATE UPON RECEIPT BY THE COMPANY AT ITS PRINCIPAL PLACE OF BUSINESS OR REGISTERED OFFICE OF A WRITTEN REQUEST FROM THE HOLDER REQUESTING SUCH COPY.

The Company shall cause such legend to be removed and new certificates issued to the holders of the Lock-up Shares without such legend within three business days after the expiration of the Lock-Up Period.

     4.     Additional Shareholders. The parties to this Agreement acknowledge and agree that the Transfers of the Lock-Up Shares set forth in Section 1 above shall not constitute a breach of this Agreement only if the permitted transferees listed in Section 1 above agree in writing to be bound by the terms of this Agreement by delivering an executed copy hereof to the Company upon such transfer. Upon execution of this Agreement, those transferees will become parties to, and bound by, this Agreement to the same extent as the shareholders listed in the introductory paragraph hereof and will be deemed to be “Shareholders” for all purposes of this Agreement.

     5.     Exceptions. The foregoing provisions of this Agreement shall not apply in the event of: (1) the sale, conveyance or disposal of all or substantially all of the Company’s property or business, to a related or third party,or (2) the Company’s merger with or into or consolidation with any other corporation, or (3) if the Company effects any other transaction or series of related transactions in which more than fifty percent (50%) of the voting power of the Company is disposed of; provided, however, that this Section 5 shall not apply to a merger effected exclusively for the purpose of changing the domicile of the Company.

     6.     General Provisions. This Agreement will be enforced, governed and construed exclusively under the laws of the State of Utah. The jurisdiction and venue of any legal action under this Agreement shall be as set forth in the Purchase Agreement. This Agreement is binding upon the Shareholders, the Shareholders’ heirs, estates, legal representatives, successors and assigns, and is for the benefit of the Company and its successors and assigns. If any portion of this Agreement is held to be invalid by a court having jurisdiction, the remaining terms of this Agreement shall remain in full force and effect to the extent possible. This Agreement may be executed by facsimile and in two or more counterparts, all of which shall constitute but one and the same instrument.

[Signature Page Follows]

     Executed as the first date written above.

THE COMPANY:

1-800 CONTACTS, INC.

By:	/s/ Jonathan C. Coon

Title:	President and CEO

THE SHAREHOLDERS:

CAMELOT VENTURES/CJ, L.L.C. d/b/a LENS 1st

By:	/s/

Title:	Manager

LENS EXPRESS LLC

By:	/s/

Title:	Manager

/s/ Dan Gilbert

/s/ David Katzman

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